Exhibit 99.1

InterOil: Antelope-6 Tags Top Reservoir

Antelope-6 intersects top reservoir within expectations

SINGAPORE and PORT MORESBY, Papua New Guinea, Jan. 29, 2016 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) has been advised by Total E&P PNG Limited ("Total"), operator of Petroleum Retention License 15 ("PRL15") in the Gulf Province of Papua New Guinea, that the Antelope-6 appraisal well encountered top reservoir within expectations at approximately 2,076 meters (6,811 feet) true vertical depth sub-sea ("TVDSS").

Preparations are underway to run the 9 5/8" liner before drilling ahead into the reservoir section.

The Antelope-6 appraisal well is located 2km east-south-east of the Antelope-3 well and is designed to provide structural control and reservoir definition on the eastern flank of the Antelope field. Antelope-6 spudded on December 23, 2015 and has a proposed total depth of approximately 2,464 meters (8,084 feet) TVDSS.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn	David Wu	Cynthia Black
Senior Vice President	Vice President	Investor Relations
Investor Relations	Investor Relations	North America
T: +65 6507 0222	T: +65 6507 0222	T: +1 212 653 9778
E: michael.lynn@interoil.com	E: david.wu@interoil.com	E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Ann Lee	Nigel Kassulke
Communications Specialist	Cannings Corporate Communications
T: +65 6507 0222	T: +61 407 904 874
E: ann.lee@interoil.com	E: nkassulke@cannings.net.au

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. Well test results should be considered as preliminary. There is no assurance that reserves will be assigned to such fields. With undiscovered resources (including prospective resources), there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Readers should refer to our Annual Information Form for additional information about and cautionary language regarding resources. The Estimates of the company's natural gas and condensate resources provided are estimates only and there is no guarantee that the estimated resources will be recovered. Actual natural gas and condensate resources may be greater or less than the estimates provided, and the difference may be material. These statements are based on our current beliefs as well as assumptions made by, and information currently available to, us. No assurances can be given that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended December 31, 2014 on Form 40-F and its Annual Information Form for the year ended December 31, 2014. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.